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                             April 2, 2024

       Sean Carrick
       Chief Executive Officer
       Nascent Biotech Inc.
       623 17th Street Suite 4
       Vero Beach, FL 32960

                                                        Re: Nascent Biotech
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 29,
2024
                                                            File No. 333-277960

       Dear Sean Carrick:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1 and reissue. Please revise your cover page to disclose the specific
date that your best efforts offering will end, so that it is clear to investors when this
offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.
       Selling Security Holders, page 13

   2. We do not see the revisions indicated in your response to prior comment 4. Please continue to revise your
disclosure as requested by that comment.
 Sean Carrick
FirstName   LastNameSean Carrick
Nascent Biotech  Inc.
Comapany
April       NameNascent Biotech Inc.
       2, 2024
April 22, 2024 Page 2
Page
FirstName LastName
       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Claudia J. McDowell, Esq.